SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check One):    |x| Form  10-K   |_| Form  20-F  |_| Form  11-K   |_| Form  10-Q
                |_| Form N-SAR



     For Period Ended: April 30, 2000

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
--------------------------------------------------------------------------------
    Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

Humatech Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

1718 Fry Road, Suite 450
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Houston, TX 77084
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |_| | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
        |     expense;
        |
  |x| | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion
        | thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report | or transition report on Form 10-Q, or portion thereof will be | filed on or before the fifth calendar day following the prescribed
        |     due date; and
        |
        | (c) The  accountant's  statement  or other  exhibit  required  by Rule
  |_|   |     12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's independent auditors, S.W. Hatfield, Certified Public Accountants, is currently conducting an audit of the Registrant's financial statements for the fiscal year ended April 30, 2000 and it is anticipated such audit will be completed within 15 calendar days from the date of this notice.

PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

 J.D. Rottweiler                281                828-2500
------------------------   -------------     -------------------
        (Name)              (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |x| Yes |_| No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |x| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                 Humatech, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 27, 2000                   By  /s/ J.D. Rottweiler
                                          ----------------------------
                                               J.D. Rottweiler


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION------------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                        [S.W. HATFIELD, CPA LETTERHEAD]



July 28, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Humatech, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file its Annual Report on Form 10-K for the year ended April 30, 2000 because of unanticipated delays in the completion of the audit because certain data and other information regarding certain material operations of the Company are not currently available and could not be made available without unreasonable effort and expense.

We hereby advise you that we have read the statement  made by the  Registrant in
Part III of its filing on Form 12b-25 and agree with the statement made therein.

Very truly yours,


 /s/  S.W. Hatfield
-------------------
      S.W. Hatfield